UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), is furnishing its unaudited financial statements and notes for the six months ended March 31, 2024 and incorporating such financial statements into the Company’s registration statements referenced below. The financial statements and notes are attached as Exhibit 99.1 to this report. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended March 31, 2024 is attached as Exhibit 99.2 to this report.

This Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 of the Company (File Number 333-274484 and File No. 333-278571), as amended, and into the base prospectus and the prospectus supplement outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements and Notes of Starbox Group Holdings Ltd. for the Six Months Ended March 31, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101. INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: June 27, 2024	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer